CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

Management’s Responsibilities over Financial Reporting

The consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Keith Neumeyer	Raymond Polman, CA
President & CEO	Chief Financial Officer
February 18, 2020	February 18, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of First Majestic Silver Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of First Majestic Silver Corp. and subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of earnings (loss), consolidated statements of comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows, for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2020, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of Impairment Indications - Non-Current Assets - Refer to Notes 3, 15, and 16 to the financial statements

Critical Audit Matter Description

The Company’s determination of whether or not an indication of impairment or impairment reversal exists at the cash generating unit level requires significant management judgment pertaining to mining interests and property, plant and equipment. Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s mining interests and property, plant and equipment are impaired or previous impairments should be reversed.
Assessing management’s determination of whether relevant events or changes in circumstances, individually and in the aggregate, could indicate a possible impairment or impairment reversal required a high degree of subjective auditor judgment, including the consideration of external and internal sources of information, such as future silver prices and future silver production and the discount rate. Auditing these assumptions required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort.

Report of Independent Registered Public Accounting Firm

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to future silver prices, future silver production and the discount rate in the assessment of whether indicators of impairment or impairment reversal exists included the following, among others:

•	Evaluated the effectiveness of controls over management’s assessment of whether there are indicators of impairment or impairment reversal,

•	Evaluated management’s assumptions by:

◦	Assessing management’s determination of the future silver production;

◦	Comparing management’s future silver production to historical data and available market trends;

◦	Evaluating the future silver prices by comparing to third party pricing sources; and

◦	Evaluating the reasonableness of the discount rate by comparing to market data.

Impairment of Non-Current Assets - Refer to Notes 3 and 18 to the financial statements

Critical Audit Matter Description

The Company determined there were indicators of potential impairment on its non-current assets at La Encantada Silver Mine, San Martin Silver Mine and Del Toro Silver Mine (“Mines”) due to the following. For La Encantada Silver Mine, a decrease in economics of the roaster project and mine plan. For San Martin Silver Mine, a decrease in reserve and resources and suspension of operations. For Del Toro Silver Mine, the suspension of the mining operations to improve operating cash flow and profit margins, while focusing on an expanded drill program. For San Martin Silver Mine and Del Toro Silver Mine, the estimated recoverable value exceeded the carrying amount and no impairment loss was recognized. The estimated recoverable value for La Encantada Silver Mine was significantly affected by changes in key assumptions for future silver prices, capital expenditures, production cost estimates and discount rates. Management concluded that La Encantada Silver Mine had estimated recoverable value below its carrying value and an impairment charge was required of $58.7 million.
While there are several management assumptions that go into determining the estimated recoverable value, the assumptions with the highest degree of judgment and subjectivity are future silver prices and future silver production in the life of mine model, as well as the determination of the discount rate. Auditing these assumptions required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future silver prices, future silver production and the discount rates used to determine the estimated recoverable value of the Mines included the following, among others:

•
Evaluated the effectiveness of the management’s controls over the determination of the estimated recoverable value, including controls over management’s forecasts of the future silver prices and future silver production and the selection of the discount rate and the reserve and resource estimation.

•	Assessed management’s estimate of future production by comparing management’s forecast of future recoverable ounces of silver production to historical results.

•	Assessed management’s estimate of reserves and resources.

•	With the assistance of our fair value specialists:

◦	Evaluated the future silver prices by comparing management forecasts to third party forecasts; and

◦
Evaluated the discount rates by testing the source information underlying the determination of the discount rates, and developing a range of independent estimates and comparing those to the discount rates used.

Primero Tax Rulings - Refer to Note 27 to the financial statements

Critical Audit Matter Description

The Company has an ongoing dispute with the Mexican Tax Authorities, the Servicio de Administracion Tributaria (“SAT”) regarding the determination of the transfer price applied to intercompany silver sales in connection with a silver streaming arrangement with an unrelated third party, which is supported by an Advanced Pricing Agreement (“APA”) from the SAT. As a result of the tax

Report of Independent Registered Public Accounting Firm

dispute with the SAT, should the Company ultimately be required to pay tax on its intercompany silver revenues, the incremental income tax for the years 2010 - 2018 would be approximately $188.3 million, before interest and penalties based on market prices without any mitigating adjustments. In 2019, as part of the ongoing annual audits by the SAT, they issued reassessments for the 2010 to 2012 tax years. The Company has not recognized a tax liability related to the Primero tax dispute with the SAT.
The evaluation of the accounting and the disclosure of the matter requires significant management judgment to determine the probability of having to pay incremental income tax. Auditing the accounting and the disclosures related to the tax matter required a high degree of auditor judgment due to the significant judgment by management and evaluating whether the audit evidence supports management’s position. This resulted in an increased extent of audit effort, including the involvement of tax specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures relating to the evaluation of the accounting and disclosure related to the tax matter included the following, among others:

•	Evaluated the effectiveness of management’s controls over the evaluation of income tax filing positions, including assessments and reassessments by tax authorities;

•	With the assistance of tax specialists, analyzed the Company’s accounting position related to the tax dispute;

•	Inquired of management to understand the developments of the tax dispute;

•	Obtained from management and evaluated the legal developments communications from the Company’s external counsel; and

•	Evaluated the Company’s disclosures for consistency with our knowledge of the Company’s tax matters and audit evidence obtained.

/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
February 18, 2020

We have served as the Company's auditor since 2005.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of First Majestic Silver Corp.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of First Majestic Silver Corp. and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated February 18, 2020, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
February 18, 2020

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2019 and 2018
Audited Consolidated Financial Statements	(In thousands of US dollars, except share and per share amounts)

The Consolidated Statements of Earnings (Loss) provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods.

		Year Ended December 31,
	Note	2019	2018

Revenues	6	$363,944	$300,929
Mine operating costs
Cost of sales	7	232,146	219,162
Depletion, depreciation and amortization		65,584	93,667
		297,730	312,829

Mine operating earnings (loss)		66,214	(11,900)

General and administrative expenses	8	26,800	21,428
Share-based payments		8,325	7,375
Mine holding costs		7,579	2,109
Impairment of non-current assets	18	58,739	199,688
Acquisition costs	4	—	4,893
Foreign exchange (gain) loss		(3,243)	1,874
Operating loss		(31,986)	(249,267)

Investment and other income (loss)	9	8,109	(744)
Finance costs	10	(15,147)	(13,036)
Loss before income taxes		(39,024)	(263,047)

Income taxes
Current income tax expense		16,423	2,148
Deferred income tax recovery		(14,973)	(61,031)
		1,450	(58,883)

Net loss for the year		($40,474)	($204,164)

Loss per common share
Basic	11	($0.20)	($1.11)
Diluted	11	($0.20)	($1.11)

Weighted average shares outstanding
Basic	11	201,615,489	183,650,405
Diluted	11	201,615,489	183,650,405

Approved by the Board of Directors

Keith Neumeyer, Director	Douglas Penrose, Director

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2019 and 2018
Audited Consolidated Financial Statements	(In thousands of US dollars)

The Consolidated Statements of Comprehensive Income (Loss) provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

	Note	Year Ended December 31,
		2019	2018

Net loss for the year		($40,474)	($204,164)

Other comprehensive income
Items that will not be subsequently reclassified to net earnings (loss):
Unrealized loss on fair value of investments in marketable securities	14	(255)	(510)
Realized gain on investments in marketable securities	14	572	—
Remeasurement of retirement benefit plan		—	665

Other comprehensive income		317	155

Total comprehensive loss		($40,157)	($204,009)

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 2

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 and 2018
Audited Consolidated Financial Statements	(In thousands of US dollars)

The Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Year Ended December 31,
	Note	2019	2018
Operating Activities
Net loss for the year		($40,474)	($204,164)
Adjustments for:
Depletion, depreciation and amortization		67,220	94,522
Share-based payments		8,325	7,375
Income tax expense (recovery)		1,450	(58,883)
Finance costs	10	15,147	13,036
Acquisition costs	4	—	4,893
Impairment of non-current assets	18	58,739	199,688
Other	26	(1,492)	5,094
Operating cash flows before movements in working capital and taxes		108,915	61,561
Net change in non-cash working capital items	26	37,327	(21,167)
Income taxes paid		(6,217)	(7,132)
Cash generated by operating activities		140,025	33,262

Investing Activities
Expenditures on mining interests		(76,983)	(76,303)
Acquisition of property, plant and equipment		(41,625)	(35,005)
Deposits paid for acquisition of non-current assets		(1,748)	(2,942)
Proceeds from disposal of marketable securities		867	—
Purchase of marketable securities and silver futures derivatives		—	(720)
Proceeds from settlement of silver futures		2,555	—
Primero acquisition costs, net of cash acquired	4	—	(1,022)
Cash used in investing activities		(116,934)	(117,041)

Financing Activities
Proceeds from ATM program, net of share issue costs	24(a)	81,916	—
Proceeds from exercise of stock options		16,663	3,943
Repayment of lease liabilities	21	(5,213)	(3,546)
Finance costs paid		(5,686)	(4,471)
Net proceeds from debt facilities	20(b)	—	34,006
Repayment of debt facilities	20(b)	—	(16,000)
Repayment of Primero's debt facilities	20	—	(106,110)
Net proceeds from convertible debentures	20(a)	—	151,079
Repayment of Scotia debt facilities	20	—	(32,072)
Shares repurchased and cancelled		—	(1,386)
Cash provided by financing activities		87,680	25,443

Effect of exchange rate on cash and cash equivalents held in foreign currencies		1,225	(2,792)
Increase (decrease) in cash and cash equivalents		110,771	(58,336)
Cash and cash equivalents, beginning of the year		57,013	118,141
Cash and cash equivalents, end of year		$169,009	$57,013

Cash		$161,268	$40,352
Short-term investments		7,741	16,661
Cash and cash equivalents, end of year		$169,009	$57,013

Supplemental cash flow information	26

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 3

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2019 AND 2018
Audited Consolidated Financial Statements	(In thousands of US dollars)

The Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	December 31, 2019	December 31, 2018
Assets

Current assets
Cash and cash equivalents		$169,009	$57,013
Trade and other receivables	12	4,295	5,599
Value added taxes receivable	25(c)	29,637	59,665
Income taxes receivable		—	982
Inventories	13	30,517	32,468
Other financial assets	14	7,488	8,458
Prepaid expenses and other		2,033	2,089
Total current assets		242,979	166,274

Non-current assets
Mining interests	15	463,391	435,613
Property, plant and equipment	16	236,639	251,084
Right-of-use assets	17	12,034	—
Deposits on non-current assets		2,189	3,464
Non-current income taxes receivable	27	19,551	18,737
Deferred tax assets	23	51,141	50,938
Total assets		$1,027,924	$926,110

Liabilities and Equity

Current liabilities
Trade and other payables	19	$59,123	$50,183
Unearned revenue	6	4,486	3,769
Current portion of debt facilities	20	1,175	1,281
Current portion of lease liabilities	21	6,920	2,904
Income taxes payable		149	—
Total current liabilities		71,853	58,137

Non-current liabilities
Debt facilities	20	154,643	148,231
Lease liabilities	21	15,016	2,943
Decommissioning liabilities	22	40,528	27,796
Other liabilities		4,675	3,787
Deferred tax liabilities	23	78,888	90,643
Total liabilities		$365,603	$331,537

Equity
Share capital		933,182	827,622
Equity reserves		90,692	88,030
Accumulated deficit		(361,553)	(321,079)
Total equity		$662,321	$594,573
Total liabilities and equity		$1,027,924	$926,110

Commitments (Note 15; Note 25(c)) and contingencies (Note 27)

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 4

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 and 2018
Audited Consolidated Financial Statements	(In thousands of US dollars, except share and per share amounts)

The Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves				Accumulated deficit
	Shares	Amount	Share-based payments(a)	Other comprehensive income(loss)(b)	Equity component of convertible debenture(c)	Total equity reserves		Total equity
Balance at December 31, 2017	165,824,164	$636,672	$65,307	($3,004)	$—	$62,303	($116,490)	$582,485
Net loss for the year	—	—	—	—	—	—	(204,164)	(204,164)
Other comprehensive income	—	—	—	155	—	155	—	155
Total comprehensive loss	—	—	—	155	—	155	(204,164)	(204,009)
Share-based payments	—	—	7,375	—	—	7,375	—	7,375
Equity component of convertible debenture, net of tax (Note 20(a))	—	—	—	—	19,164	19,164	—	19,164
Shares issued for:
Exercise of stock options (Note 24(b))	973,948	4,910	(967)	—	—	(967)	—	3,943
Acquisition of Primero (Note 4)	27,333,184	186,959	—	—	—	—	—	186,959
Settlement of liabilities	92,110	500	—	—	—	—	—	500
Shares cancelled	(105,728)	(458)	—	—	—	—	—	(458)
Shares repurchased and cancelled	(230,000)	(899)	—	—	—	—	(390)	(1,289)
Shares repurchased for delisting from Bolsa (Note 24(d))	(14,343)	(62)	—	—	—	—	(35)	(97)
Balance at December 31, 2018	193,873,335	$827,622	$71,715	($2,849)	$19,164	$88,030	($321,079)	$594,573

Net loss for the year	—	—	—	—	—	—	(40,474)	(40,474)
Other comprehensive income	—	—	—	317	—	317	—	317
Total comprehensive loss	—	—	—	317	—	317	(40,474)	(40,157)
Share-based payments	—	—	9,319	—	—	9,319	—	9,319
Shares issued for:
Exercise of stock options (Note 24(b))	2,918,518	22,649	(5,986)	—	—	(5,986)	—	16,663
At-the-Market Distributions (Note 24(a))	11,172,982	81,916	—	—	—	—	—	81,916
Settlement of restricted share units (Note 24(c))	145,576	988	(988)	—	—	(988)	—	—
Shares cancelled	1,661	7	—	—	—	—	—	7
Balance at December 31, 2019	208,112,072	$933,182	$74,060	($2,532)	$19,164	$90,692	($361,553)	$662,321

(a)
Share-based payments reserve records the cumulative amount recognized under IFRS 2 share-based payments in respect of stock options granted, restricted share units and shares purchase warrants issued but not exercised or settled to acquire shares of the Company.

(b)
Other comprehensive income reserve principally records the unrealized fair value gains or losses related to fair value through other comprehensive income ("FVTOCI") financial instruments and re-measurements arising from actuarial gains or losses and return on plan assets in relation to San Dimas' retirement benefit plan.

(c)
Equity component of convertible debenture reserve represents the estimated fair value of its conversion option of $26.3 million, net of deferred tax effect of $7.1 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 5

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company owns six producing mines: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the San Martin Silver Mine, the Del Toro Silver Mine and the La Parrilla Silver Mine. Since September 2, 2019, the Company has temporarily suspended milling operations at the La Parrilla mine in order to build adequate surface stockpiles to be used during the commissioning phase of the new high-recovery microbubble flotation cells in 2020. In January 2020, the Company has decided to temporarily suspend mining and milling operations at the Del Toro mine in order to improve operating cash flow and profit margins while focusing on an expanded drill program in the area and continue evaluating mining methods and metallurgical test work on the San Juan ore body which contains a large zinc mineral resource. Additionally, the Company will continue supporting CSR projects and activities to assist local stakeholders and partners in the communities surrounding the Del Toro and La Parrilla mines.

First Majestic is incorporated in Canada with limited liability under the legislation of the Province of British Columbia and is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1800, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The significant accounting policies, estimates and judgments applied in preparing these consolidated financial statements are summarized in Note 3 of the consolidated financial statements and have been consistently applied throughout all periods presented.

These audited consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 25(a)) and other financial assets (Note 14). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These audited consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries (see Note 28). Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These audited consolidated financial statements of First Majestic Silver Corp. for the years ended December 31, 2019 and 2018 were approved and authorized for issue by the Board of Directors on February 18, 2020.

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The preparation of audited consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amounts, events or actions, actual results may differ from these estimates.

New and amended IFRS standards that are effective for the current year
Leases
On January 1, 2019, the Company adopted IFRS 16 - Leases ("IFRS 16") which superseded IAS 17 - Leases. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the lessee controls the asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on balance sheet accounting model, with limited exceptions for short-term leases or leases of low value assets.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 6

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Leases (continued)
The Company adopted IFRS 16 on its effective date, using the modified retrospective application method, with the cumulative effect of initially applying the standard recorded as an adjustment to retained earnings and no restatement of comparative information. The Company has elected to measure its right-of-use assets at amounts equal to the associated lease liabilities as at the adoption date, which resulted in a $3.7 million increase in right-of-use assets (note 17) and lease liabilities (note 21), with no adjustment necessary to retained earnings.

The Company has elected to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight line basis for short term leases (lease term of 12 months or less) and low value leases. The Company has also elected to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short term leases. For certain leases, such as vehicles, the Company has also elected to account for the lease and non-lease components as a single lease component.

In transitioning to IFRS 16, the Company analyzed its contracts to identify whether they are or contain a lease arrangement. This analysis identified contracts containing leases that have an equivalent increase to both the Company’s right-of-use assets and lease liabilities. Upon the adoption of IFRS 16, the Company recognized additional right-of-use assets and lease liabilities primarily related to the Company’s equipment and building rental contracts, land easement contracts and service contracts that contain embedded leases for property, plant and equipment. The incremental borrowing rates for lease liabilities initially recognized on adoption of IFRS 16 was 5.8% to 12.4%. Due to the recognition of additional right-of-use assets and lease liabilities, during the year ended December 31, 2019, depreciation expense increased by $2.0 million and financing costs increased by $0.8 million, respectively, under IFRS 16 compared to the previous standard. Additionally, operating cash flows increased by $2.4 million with a corresponding $2.4 million increase in financing cash outflows, with no net impact on overall cash flows.

Uncertainty over Income Tax Treatments
The Company has adopted IFRIC 23 - Uncertainty over Income Tax Treatment ("IFRIC 23") which was effective for accounting periods on or after January 1, 2019. IFRIC 23 sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The impact of the adoption of this interpretation did not have a significant impact on the Company's financial statements.
In preparing the Company’s consolidated financial statements for the years ended December 31, 2019 and 2018, the Company applied the following significant accounting policies and associated significant estimates and critical judgments:

Business Combinations

Accounting Policy:
Acquisitions of businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Company to the former owners of the acquiree in exchange for control of the acquiree. Acquisition-related costs incurred for the business combination are expensed. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair value at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the consideration of the acquisition over the Company’s interest in the fair value of the net identifiable assets, liabilities and contingent liabilities recognized. If the Company’s interest in the fair value of the acquiree’s net identifiable assets, liabilities and contingent liabilities exceeds the cost of the acquisition, the excess is recognized in earnings or loss immediately. Goodwill may also arise as a result of the requirement under IFRS to record a deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 7

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Business Combinations (continued)

Accounting Estimates and Judgments:
Determination of a Business

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.

In 2018, the Company concluded that Primero Mining Corp. ("Primero") met the definition of a business and, accordingly, the acquisition was accounted for as a business combination (Note 4).

Accounting Estimates and Judgments:
Fair Value Estimates

In business combinations, it generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:
(i) The identifiable assets acquired and liabilities assumed;
(ii) The consideration transferred in exchange for an interest in the acquiree;
(iii) The resulting goodwill.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete.

During the allowable measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The Company may also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

The purchase consideration for the acquisition of Primero was allocated based on management’s best estimates at the time of the acquisition and no subsequent adjustments were identified during the allowable measurement period.

Accounting Estimates and Judgments:
Consideration for the Acquisition of Primero
Acquisitions of businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Company to the former owners of the acquiree in exchange for control of the acquiree.
In determining the total consideration for the acquisition of Primero, the Company included consideration issued to Wheaton Precious Metals Corp. ("WPM") on the basis that WPM is, in substance, an owner of Primero given the following:
(i) The requirement of consent by WPM to a change in control for Primero;
(ii) WPM was a guarantor of certain of Primero's debt facilities and also guarantees through the previous stream agreement which would have resulted in WPM having a significant interest in the residual assets of Primero in the event of a bankruptcy or default; and
(iii) The plan of arrangement for the acquisition of Primero was contemplated together and neither transactions would have been economical without considering the other.
Therefore, management included consideration issued to WPM for the restructuring of the New Stream as part of the consideration for the business combination.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 8

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Goodwill

Accounting Policy:
Goodwill arising on the acquisition of a business is carried at cost as established at the date of the acquisition less accumulated impairment losses, if any. Goodwill is allocated to each of the Company’s cash-generating units that is expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statements of earnings or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods. As at December 31, 2019, the Company had $nil goodwill (2018 - $nil).

Foreign Currency

Accounting Policy:
The consolidated financial statements are presented in U.S. dollars. The individual financial statements of each entity are presented in their functional currency, which is the currency of the primary economic environment in which the entity operates.

Transactions in foreign currencies are translated into the entities’ functional currencies at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates on the dates of the transactions. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for depletion and depreciation related to non-monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in the statements of earnings or loss in the period in which they arise.

Accounting Estimates and Judgments:
Determination of Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the U.S. dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Revenue Recognition (Note 6)

Accounting Policy:
The Company's primary product is silver. Other metals, such as gold, lead and zinc, produced as part of the extraction process are considered to be by-products arising from the production of silver. Smelting and refining charges are net against revenue from the sale of metals.

Revenue relating to the sale of metals is recognized when control of the metal or related services are transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for the metals.

When considering whether the Company has satisfied its performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 9

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Revenue Recognition (Note 6) (continued)

Accounting Policy: (continued)
Metals in doré sold are priced on date of transfer of control. Final weights and assays are adjusted on final settlement which is approximately one month after delivery. Metals in concentrate sold are provisionally priced at the date of transfer of control as the final selling price is subject to movements in the monthly average prices up to the final settlement date, typically one to three months after delivery to the customer. Upon transfer of control of the concentrate, the Company recognizes revenue on a provisional basis based on spot price and, at each period end, subsequently re-estimated by reference to forward market prices of the estimated month of settlement, with the impact of changes in the forward market prices recognized as revenue adjustments as they occur until final settlement.

Revenue from the sale of coins, ingots and bullion is recorded when the products have been shipped and funds have been received. When cash was received from customers prior to shipping of the related finished goods, the amounts are recorded as unearned revenue until the products are shipped.

Accounting Estimates and Judgments:
Determination of Performance Obligations

The Company applied judgment to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the bullion, doré and concentrates. Shipping and insurance services arranged by the Company for its concentrate sales customers that occur after the transfer of control are also considered to be performance obligations.

Accounting Estimates and Judgments:
Variable Consideration

Variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company identified a variable component of its revenue for concentrate sales relating to adjustments to the final sales price based on differences between the original and final assay results relating to the quantity and quality of concentrate shipments. Based on the Company's proficiency in its assaying process, evidenced by the insignificant amount of historical adjustments from the initial to final assays, the Company concluded the variability in consideration caused by assaying results was negligible. Therefore, the Company does not expect a significant amount of reversal in revenue related to assaying differences.
The Company applied judgment to determine the amount of variable consideration to be recognized during the period for which the likelihood of significant reversal is low.

Inventories (Note 13)

Accounting Policy:
Mineral inventories, including stockpiled ore, work in process and finished goods, are valued at the lower of weighted average cost and estimated net realizable value. Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 10

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Inventories (Note 13) (continued)

Accounting Policy: (continued)
Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the weighted average cost per tonne. Stockpiled ore tonnage is verified by periodic surveys and physical counts.

Work in process inventory includes precipitates, inventories in tanks and in the milling process. Finished goods inventory includes metals in their final stage of production prior to sale, including primarily doré and dried concentrates at our operations and finished goods in-transit.

Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Costs include acquisition, freight and other directly attributable costs.

Exploration and Evaluation Expenditures (Note 15)

Accounting Policy:
Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:
• acquiring the rights to explore;
• researching and analyzing historical exploration data;
• gathering exploration data through topographical, geochemical and geophysical studies;
• exploratory drilling, trenching and sampling;
• determining and examining the volume and grade of the resource;
• surveying transportation and infrastructure requirements; and
• compiling pre-feasibility and feasibility studies.

Capitalization of exploration and evaluation expenditures commences on acquisition of a beneficial interest or option in mineral rights. Capitalized costs are recorded as mining interests at cost less impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

The majority of the Company’s exploration and evaluation expenditures focus on mineral deposits in proximity to its existing mining operations. Where the Company is acquiring a new property, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body.

Exploration and evaluation expenditures are transferred to development or producing mining interests when technical feasibility and commercial viability of the mineral resource have been demonstrated. Factors taken into consideration include:
• there is sufficient geological certainty of converting the mineral deposit into proven and probable reserves;
• life of mine plan and economic modeling support the economic extraction of such reserves and resources;
• for new properties, a scoping study and/or feasibility study demonstrates that the additional reserves and resources will generate a positive economic outcome; and
• operating and environmental permits exist or are reasonably assured as obtainable.

Exploration and evaluation expenditures remain as exploration mining interests and do not qualify as producing mining interests until the aforementioned criteria are met. Exploration and evaluation expenditures are transferred to development or producing mining interests when the technical feasibility and commercial viability of a mineral resource has been demonstrated according to the above mentioned factors.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 11

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Exploration and Evaluation Expenditures (Note 15) (continued)

Accounting Estimates and Judgments:
Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Mining Interests (Note 15)

Accounting Policy:
Exploration, development and field support costs directly related to mining interests are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the useful life of the ore body following commencement of production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

Upon commencement of commercial production, mining interests are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material to be extracted in current and future periods based on reserves and resources considered to be highly probable to be economically extracted over the life of mine. If no published reserves and resources are available, the Company may rely on internal estimates of economically recoverable mineralized material, prepared on a basis consistent with that used for determining reserves and resources, for purpose of determining depletion.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee with no obligation or sale until exercised or expired and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Accounting Estimates and Judgments:
Mineral Reserve and Resource Estimates

Mineral reserve and resource estimates affect the determination of recoverable value used in impairment assessments, the depletion and depreciation rates for non-current assets using the units of production method and the expected timing of reclamation and closure expenditures.

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 ("NI 43-101") Technical Report standards. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position, results of operation and cash flows.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 12

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Mining Interests (Note 15) (continued)

Accounting Estimates and Judgments:
Depletion Rate for Mining Interests

Depletion expenses are allocated based on estimated useful life of the asset. Should the expected asset life and associated depletion rate differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings or loss.

Property, Plant and Equipment (Note 16)

Accounting Policy:
Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of qualifying assets.

Property, plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to machinery and equipment when it becomes available for use.

Depreciation commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Depreciation charges on assets that are directly related to mineral properties are allocated to those mineral properties.

The Company conducts an annual review of residual balances, useful lives and depreciation methods utilized for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

Accounting Estimates and Judgments:
Commencement of Commercial Production

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the related mine or mill and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation and amortization of property, plant and equipment begin when operating levels intended by management have been reached.

Determining when a mine or mill is in the condition necessary for it to be capable of operating in the manner intended by management is a matter of judgment dependent on the specific facts and circumstances. The following factors may indicate that commercial production has commenced:

• substantially all major capital expenditures have been completed to bring the asset to the condition necessary to operate in the manner intended by management;
• the mine or mill has reached a pre-determined percentage of design capacity;
• the ability to sustain a pre-determined level of design capacity for a significant period of time (i.e. the ability to process ore continuously at a steady or increasing level);
• the completion of a reasonable period of testing of the mine plant and equipment;
• the ability to produce a saleable product (i.e. the ability to produce concentrate within required sellable specifications);
• the mine or mill has been transferred to operating personnel from internal development groups or external contractors; and
• mineral recoveries are at or near the expected production levels.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 13

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Property, Plant and Equipment (Note 16) (continued)

Accounting Estimates and Judgments:
Depreciation and Amortization Rates for Property, Plant and Equipment

Depreciation and amortization expenses are allocated based on estimated useful life of the asset. Should the expected asset life and associated depreciation rates differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings or loss.

Borrowing Costs

Accounting Policy:
Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred. As at December 31, 2019 and 2018, the Company does not have any qualifying assets under construction.

Right of Use Assets (Note 17) and Lease Liabilities (Note 21)

Accounting Policy:
Effective January 1, 2019, the Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the lessee uses its incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise:
• fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;
• variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
• the amount expected to be payable by the lessee under residual value guarantees;
• the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
• payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 14

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Right of Use Assets (Note 17) and Lease Liabilities (Note 21) (continued)

Accounting Policy:
The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:
• the lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
• the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).
• a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The right-of-use assets comprise of the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

As a practical expedient, IFRS 16 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement.

Prior to January 1, 2019, leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Assets held under finance leases are recognized as assets of the Company at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 15

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Impairment of Non-Current Assets (Note 18)

Accounting Policy:
At each statement of financial position date, the Company reviews the carrying amounts of its non-current assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate independent cash inflows, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

If the recoverable amount of the asset or CGU is determined to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and an impairment loss is recognized as an expense in the consolidated statements of earnings or loss. Recoverable amount is the higher of fair value less costs of disposal (“FVLCD”) and value in use (“VIU”).

FVLCD is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s length transaction between knowledgeable and willing parties. The Company considers the use of a combination of its internal discounted cash flow economic models and in-situ value of reserves, resources and exploration potential of each CGU for estimation of its FVLCD. These cash flows are discounted by an appropriate post-tax discount rate to arrive at a net present value of the asset. VIU is determined as the present value of the estimated cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal. VIU is determined by applying assumptions specific to the Company’s continued use and does not take into account future development.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset or CGU in prior periods, adjusted for additional amortization which would have been recorded had the asset or CGU not been impaired. A reversal of an impairment loss is recognized as a gain in the statements of earnings or loss.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 16

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Impairment of Non-Current Assets (Note 18) (continued)

Accounting Estimates and Judgments:
Indications of Impairment and Reversal of Impairment

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment and mining interests are impaired or previous impairments should be reversed. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

For exploration and evaluation assets, indications include but are not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

Fair Value Estimates

In determining the recoverable amounts of the Company’s property, plant and equipment and mining interests, management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, costs of disposal of the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in an impairment of the carrying amounts of the Company’s non-current assets. Conversely, favourable changes to the aforementioned factors can result in a reversal of previous impairments.

Share-based Payment Transactions (Note 24(b))

Accounting Policy:
Employees (including directors and officers) of the Company may receive a portion of their remuneration in the form of stock options which are share‐based payment transactions (“share-based payments”). Stock options issued to employees are measured by reference to their fair value using the Black-Scholes model at the date on which they were granted. Forfeitures are estimated at grant date and adjusted prospectively based on actual forfeitures. Share-based payments expense, for stock options that are forfeited or cancelled prior to vesting, is reversed. The costs of share-based payments are recognized, together with a corresponding increase in the equity reserve, over the period in which the services and/or performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). On exercise by the employee, the associated option value in the equity reserve is reclassified to share capital.

The Company adopted the 2019 LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Restricted Share Units ("RSU's") based on the value of the Company's share price at the date of grant. Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Company. The Company intends to settle all RSU's in equity.

In situations where equity instruments are issued to non‐employees, the share-based payments are measured at the fair value of goods or services received. If some or all of the goods or services received by the Company as consideration cannot be specifically identified, they are measured at the fair value of the share‐based payment.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 17

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Share-based Payment Transactions (Note 24(b)) (continued)

Accounting Estimates and Judgments:
Valuation of Share-based Payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Taxation (Note 23)

Accounting Policy:
Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case they are recognized in other comprehensive income or directly in equity.

Current income tax is based on taxable earnings for the year. The tax rates and tax laws to compute the amount payable are those that are substantively enacted in each tax regime at the date of the statement of financial position.

Deferred income tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the statement of financial position, unused tax losses, unused tax credits and the corresponding tax bases used in the computation of taxable earnings, based on tax rates and tax laws that are substantively enacted at the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences to the extent that the realization of the related tax benefit through future taxable earnings is probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 18

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Taxation (Note 23) (continued)

Accounting Estimates and Judgments:
Recognition of Deferred Income Tax Assets

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed, reviewed by management and are consistent with the forecasts utilized for business planning and impairment testing purposes. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses recognized and unrecognized income tax assets.

Accounting Estimates and Judgments:
Tax Contingencies

The Company’s operations involve dealing with uncertainties and judgments in the application of tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with tax authorities in various jurisdictions and resolution of disputes arising from tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues based on its estimate of whether, and the extent to which, additional taxes will be due. The Company adjusts these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

Cash and Cash Equivalents

Accounting Policy:
Cash in the statement of financial position includes cash on hand and held at banks and cash equivalents include short-term guaranteed investment certificates redeemable within three months or less at the date of purchase.

Financial Instruments

Accounting Policy:
Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 19

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Financial Instruments (continued)

Accounting Policy: (continued)
Amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:
•
the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and
•
the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

The Company's financial assets at amortized cost primarily include cash and cash equivalents, trade and other receivables and value added taxes receivable included in other current and non-current financial assets in the Consolidated Statement of Financial Position.

Fair value through other comprehensive income ("FVTOCI")

Financial assets that meet the following conditions are measured at FVTOCI:
•
The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•
The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company has designated certain investments in marketable securities that are not held for trading as FVTOCI (note 14).

On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instrument, instead, it is transferred to retained earnings.

Financial assets measured subsequently at fair value through profit or loss (“FVTPL”)

By default, all other financial assets, including derivatives, are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in note 25. The Company's financial assets at FVTPL include its account receivable arising from sales of metal contained in concentrates.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 20

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Financial Instruments (continued)

Accounting Policy:
Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as FVTPL, are measured at amortized cost using the effective interest method.

The Company's financial liabilities at amortized cost primarily include trade and other payables, debt facilities (note 20) and lease liabilities (note 21).

Provisions (Note 22)

Accounting Policy:
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate of the obligation can be made. The amount recognized as a provision is the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as finance costs.

Accounting Estimates and Judgments:
Estimated Reclamation and Closure Costs

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of the mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

Earnings or Loss per Share (Note 11)

Accounting Policy:
Basic earnings or loss per share for the period is calculated by dividing the earnings or loss attributable to equity holders of the Company by the weighted average number of shares outstanding during the reporting period.

Diluted earnings or loss per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and share purchase warrants, and assumes the receipt of proceeds upon exercise of the options to determine the number of shares assumed to be purchased at the average market price during the period.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 21

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2019
Amendments to IFRS 3 Definition of a Business
The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs.

Additional guidance is provided that helps to determine whether a substantive process has been acquired.

The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets.

The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2020, with early application permitted. The Company will assess the impact of these amendments on future acquisitions to all business combinations and asset acquisitions.

Amendments to IAS 1 and IAS 8 Definition of Material
The amendments are intended to make the definition of material in IAS 1 easier to understand and are not intended to alter the underlying concept of materiality in IFRS Standards. The concept of obscuring material information with immaterial information has been included as part of the new definition.

The threshold for materiality influencing users has been changed from could influence to could reasonably be expected to influence.

The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term material to ensure consistency.

The amendments are applied prospectively for annual periods beginning on or after January 1, 2020, with earlier application permitted.

Amendments to References to the Conceptual Framework in IFRS Standards

Together with the revised Conceptual Framework, which became effective upon publication on March 29, 2018, the IASB has also issued Amendments to References to the Conceptual Framework in IFRS Standards. The document contains amendments to IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32.

Not all amendments, however, update those pronouncements with regard to references to and quotes from the framework so that they refer to the revised Conceptual Framework. Some pronouncements are only updated to indicate which version of the Framework they are referencing to (the IASC Framework adopted by the IASB in 2001, the IASB Framework of 2010, or the new revised Framework of 2018) or to indicate that definitions in the Standard have not been updated with the new definitions developed in the revised Conceptual Framework.

The amendments, where they actually are updates, are effective for annual periods beginning on or after January 1, 2020, with early application permitted.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 22

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

4. ACQUISITION OF PRIMERO MINING CORP.
Description of the Transaction
On May 10, 2018, First Majestic completed the acquisition of all of the issued and outstanding common shares (the "Arrangement") of Primero Mining Corp. pursuant to the terms and conditions of an arrangement agreement (the “Arrangement Agreement”) between First Majestic and Primero dated January 11, 2018. Under the terms of the Arrangement Agreement, First Majestic issued an aggregate of 6,418,594 common shares to Primero shareholders, on the basis of 0.03325 of a First Majestic common share for each Primero common share (the "Exchange Ratio").

The Arrangement also provided for the issuance by First Majestic of an aggregate of 221,908 replacement stock options (the "Replacement Options") to the holders of outstanding Primero stock options, at exercise prices adjusted by the Exchange Ratio. Under the Arrangement, all existing warrants of Primero also became exercisable to acquire First Majestic shares at exercise prices adjusted by the Exchange Ratio ("Replacement Warrants"). After the effective date of the Arrangement, such warrants are exercisable for an aggregate of 366,124 common shares of the Company. The fair value of the Replacement Options and Replacement Warrants, determined using a Black-Scholes valuation model, resulted in a nominal value as the exercise prices of the options and warrants are significantly out-of-the-money based on the Exchange Ratio and underlying share price.

With this transaction First Majestic added the San Dimas Silver/Gold Mine, which is located approximately 130 km northwest of Durango, Durango State, Mexico. The mine is accessible via a 40 minute flight from Durango to the mine’s airstrip. The operation consists of an underground mine and a mill with a 2,500 tpd capacity.

Concurrently, in connection with the Arrangement, First Majestic terminated the pre-existing silver purchase agreement with Wheaton Precious Metals Corp. and its subsidiary, Wheaton Precious Metals International Ltd. (“WPMI”), relating to the San Dimas Mine and entered into a new precious metal purchase agreement (the “New Stream Agreement”) with WPMI and FM Metal Trading (Barbados) Inc., a wholly-owned subsidiary of First Majestic. Pursuant to the New Stream Agreement, WPMI is entitled to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold ounce delivered under the New Stream Agreement. As part of the restructuring of the stream agreement, WPMI received 20,914,590 common shares of First Majestic with an aggregate fair market value of approximately $143.1 million based on the closing price of First Majestic common shares on May 9, 2018 of $6.84. The final common share purchase consideration was determined based on the closing market price of First Majestic’s common shares on the day before the closing date of the Arrangement.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 23

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

4. ACQUISITION OF PRIMERO MINING CORP. (continued)
Consideration and Purchase Price Allocation
Management has concluded that Primero constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations. Total consideration for the acquisition was valued at $187.0 million on the acquisition date. The purchase price allocation is as follows:

Total Consideration
6,418,594 First Majestic shares to Primero shareholders at $6.84 (CAD$8.80) per share	$43,903
20,914,590 First Majestic shares to Wheaton Precious Metals Corp. at $6.84 (CAD$8.80) per share	143,056
$186,959

Allocation of Purchase Price
Cash and cash equivalents	$3,871
Value added taxes receivable	27,508
Inventories	15,628
Mining interests	178,183
Property, plant and equipment	122,815
Deposit on non-current assets	60
Non-current income taxes receivable	19,342
Other working capital items	(23,792)
Income taxes payable	(2,888)
Debt facilities	(106,110)
Decommissioning liabilities	(4,095)
Other non-current liabilities	(4,678)
Deferred tax liabilities	(38,885)
Net assets acquired	$186,959

Total transaction costs of $4.9 million related to the acquisition were expensed in the year ended December 31, 2018.

5. SEGMENTED INFORMATION

All of the Company’s operations are within the mining industry and its major products are precious metals doré and precious and base metals concentrates which are refined or smelted into pure silver, gold, lead and zinc and sold to global metal brokers. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

A reporting segment is defined as a component of the Company that:

•	engages in business activities from which it may earn revenues and incur expenses;

•	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

•	for which discrete financial information is available.

For the year ended December 31, 2019, the Company's reporting segments includes its six operating mines in Mexico during the year including the La Parrilla mine which has temporarily suspended milling operations effective September 2, 2019 and the San Martin mine which was suspended effective July 2019 due to a growing insecurity in the area and safety concerns for our workforce.

Effective January 1, 2019, the Company no longer considers the La Guitarra mine, which was placed on care and maintenance on August 3, 2018 as a significant reporting segment. Accordingly, it has been grouped in the “others” category for the year ended December 31, 2019 and 2018. The “others” category also consists of the Company’s corporate assets including cash and cash equivalents, other development and exploration properties (Note 15), debt facilities (Note 20), intercompany eliminations, and corporate expenses which are not allocated to operating segments. The segmented information for the comparative periods have been adjusted to reflect the Company's reporting segments for the reporting period ended December 31, 2019 for consistency.

Management evaluates segment performance based on mine operating earnings. Therefore, other income and expense items are not allocated to the segments.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 24

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

5. SEGMENTED INFORMATION (continued)

Year Ended December 31, 2019 and 2018		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
San Dimas	2019	$185,999	$100,120	$28,491	$57,388	$42,511
	2018	102,515	60,762	19,052	22,701	20,485
Santa Elena	2019	94,378	53,605	12,204	28,569	23,004
	2018	83,116	52,154	12,352	18,610	18,908
La Encantada	2019	50,867	36,609	11,648	2,610	13,225
	2018	24,533	30,215	13,955	(19,637)	16,938
La Parrilla	2019	14,023	16,152	3,422	(5,551)	10,503
	2018	29,908	26,758	24,944	(21,794)	14,191
Del Toro	2019	7,627	11,615	1,718	(5,706)	4,886
	2018	17,923	19,170	8,612	(9,859)	11,620
San Martin	2019	10,554	13,143	7,022	(9,611)	4,869
	2018	33,925	22,903	8,608	2,414	9,302
Others	2019	496	902	1,079	(1,485)	25,196
	2018	9,009	7,200	6,144	(4,335)	15,743
Consolidated	2019	$363,944	$232,146	$65,584	$66,214	$124,194
	2018	$300,929	$219,162	$93,667	($11,900)	$107,187

During the year ended December 31, 2019, the Company had six (December 31, 2018 - eight) customers that accounted for 100% of its doré and concentrate sales revenue, with one major customer accounting for 85% of total revenue (2018 - one major customers for 72%).

At December 31, 2019 and 2018		Mining Interests		Property, plant and equipment	Total mining assets	Total assets	Total liabilities
		Producing	Exploration
Mexico
San Dimas	2019	$193,433	$8,699	$116,556	$318,688	$375,359	$61,476
	2018	182,434	3,705	120,218	306,357	368,460	59,990
Santa Elena	2019	45,046	18,592	47,787	111,425	134,666	23,867
	2018	33,447	14,316	39,664	87,427	104,955	16,753
La Encantada	2019	23,091	1,104	14,736	38,931	71,255	21,563
	2018	39,564	5,660	43,060	88,284	111,887	13,972
San Martin	2019	53,088	14,289	16,043	83,420	87,248	15,987
	2018	50,406	12,538	18,373	81,317	92,835	23,386
La Parrilla	2019	20,065	7,348	7,723	35,136	56,270	8,384
	2018	17,172	3,486	7,603	28,261	52,383	9,784
Del Toro	2019	11,129	5,566	6,002	22,697	37,546	7,899
	2018	9,601	3,082	5,775	18,458	36,760	7,624
Others	2019	21,496	40,445	27,792	89,733	265,579	226,427
	2018	21,027	39,175	16,391	76,593	158,830	200,028
Consolidated	2019	$367,348	$96,043	$236,639	$700,030	$1,027,924	$365,603
	2018	$353,651	$81,962	$251,084	$686,697	$926,110	$331,537

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 25

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

6. REVENUES

The Company sells metals in the form of doré and concentrates. The Company’s primary product is silver and other metals produced as part of the extraction process, such as gold, lead and zinc, are considered as by-products. Revenues from sale of metal, including by-products, are recorded net of smelting and refining costs.

Revenues for the year are summarized as follows:

	Year Ended December 31,
	2019		2018
Gross revenue by material:
Doré	$345,334	94%	$255,723	83%
Concentrate	23,501	6%	52,697	17%
Gross revenue	$368,835	100%	$308,420	100%

Gross revenue from payable metals:
Silver	$215,301	58%	$176,783	57%
Gold	143,029	39%	111,058	36%
Lead	6,988	2%	14,369	5%
Zinc	3,517	1%	6,210	2%
Gross revenue	368,835	100%	308,420	100%
Less: smelting and refining costs	(4,891)		(7,491)
Revenues	$363,944		$300,929

As at December 31, 2019, $4.5 million of revenues that have not satisfied performance obligations were recorded as unearned revenue (December 31, 2018 - $3.8 million) and will be recorded as revenue in the subsequent period. During the year ended December 31, 2019, revenue related to provisional pricing adjustments on concentrate sales was $0.1 million (2018 - $0.8 million).

(a)	Gold Stream Agreement with Sandstorm Gold Ltd.
The Santa Elena mine has a purchase agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation. During the year ended December 31, 2019, the Company delivered 9,164 ounces (2018 - 8,947 ounces) of gold to Sandstorm at an average price of $458 per ounce (2018 - $453 per ounce).

(b)	Gold Stream Agreement with Wheaton Precious Metals Corporation
The San Dimas mine has a purchase agreement with WPMI, which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold equivalent ounce delivered under the New Stream Agreement.

During the year ended December 31, 2019, the Company delivered 44,667 ounces (2018 - 21,962 ounces) of gold equivalent to WPMI at $604 (2018 - $600) per ounce.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 26

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

7. COST OF SALES

Cost of sales excludes depletion, depreciation and amortization and are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Year Ended December 31,
	2019	2018
Consumables and materials	$45,947	$49,750
Labour costs	118,229	106,540
Energy	35,135	35,366
Other costs	13,243	13,300
Production costs	$212,554	$204,956
Transportation and other selling costs	2,735	3,399
Workers participation costs	9,036	5,775
Environmental duties and royalties	1,438	1,288
Inventory changes	3,459	(3,776)
(Cost recovery) writedowns related to Republic Metals Refining Corp. bankruptcy(1)	(1,600)	7,520
Standby Costs(2)	2,879	—
Restructuring costs(3)	1,645	—
	$232,146	$219,162

(1)
In November 2018, one of the refineries used by the Company, Republic Metals Refining Corp. ("Republic"), announced it filed for bankruptcy. As a result, the Company wrote off $7.5 million in inventory that were in Republic's possession for refining. In September 2019, the Company reached a partial litigation settlement for $1.6 million. The Company continues to pursue legal and insurance channels to recover the remaining balance of inventory, but there is no assurance that this inventory is recoverable.

(2)
Effective from July 2019, the Company temporarily suspended all mining and processing activities at the San Martin operation due to a growing insecurity in the area and safety concerns for our workforce. The Company is working with authorities to secure the area and uncertain of a restart date.

(3)
Effective September 2019, the Company has temporarily suspended milling operations at the La Parrilla mine. Restructuring costs reflect estimated costs, such as severance and plant closure costs, incurred or to be incurred for re-organizing the operation.

8. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Year Ended December 31,
	2019	2018
Corporate administration	$5,202	$5,552
Salaries and benefits	13,797	10,412
Audit, legal and professional fees	4,943	3,421
Filing and listing fees	429	449
Directors fees and expenses	793	739
Depreciation	1,636	855
	$26,800	$21,428

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 27

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

9. INVESTMENT AND OTHER INCOME (LOSS)

The Company’s investment and other income (loss) are comprised of the following:

	Year Ended December 31,
	2019	2018
Gain (loss) from investment in marketable securities (Note 14(a))	$528	($4,704)
Gain from investment in silver futures derivatives (Note 14(b))	1,237	269
Interest income and other	6,344	3,691
	$8,109	($744)

10. FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s debt facilities, lease liabilities and accretion of decommissioning liabilities. The Company’s finance costs in the year are summarized as follows:

	Year Ended December 31,
	2019	2018
Debt facilities (Note 20)	$10,885	$10,389
Lease liabilities (Note 21)	1,142	524
Accretion of decommissioning liabilities (Note 22)	2,410	1,495
Silver sales and other	710	628
	$15,147	$13,036

11. LOSS PER SHARE

Basic earnings or loss per share is the net earnings or loss available to common shareholders divided by the weighted average number of common shares outstanding during the year. Diluted net earnings or loss per share adjusts basic net earnings per share for the effects of potential dilutive common shares.

The calculations of basic and diluted earnings or loss per share for the years ended December 31, 2019 and 2018 are as follows:

	Year Ended December 31,
	2019	2018
Net loss for the year	($40,474)	($204,164)

Weighted average number of shares on issue - basic and diluted(1)	201,615,489	183,650,405

Loss per share - basic and diluted	($0.20)	($1.11)
Loss per share - diluted	($0.20)	($1.11)

(1)
For the year ended December 31, 2019, diluted weighted average number of shares excluded 7,583,439 (2018 - 6,644,542) options, 128,944 restricted share units (2018 - nil) and 16,327,598 (2018 - 16,327,598) common shares issuable under the convertible debentures (Note 20(a)) that were anti-dilutive.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 28

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

12. TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	December 31, 2019	December 31, 2018
Trade receivables	$3,503	$4,671
Other	792	928
	$4,295	$5,599

13. INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value. Inventories of the Company are comprised of:

	December 31, 2019	December 31, 2018
Finished goods - doré and concentrates	$1,965	$2,538
Work-in-process	3,229	4,626
Stockpile	2,130	1,257
Silver coins and bullion	291	351
Materials and supplies	22,902	23,696
	$30,517	$32,468

The amount of inventories recognized as an expense during the year is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period. As at December 31, 2019, mineral inventories, which consist of stockpile, work-in-process and finished goods, includes a $0.4 million (December 31, 2018 - $3.0 million) net realizable value write-down which was recognized in cost of sales during the year.

14. OTHER FINANCIAL ASSETS

As at December 31, 2019, other financial assets consists of the Company’s investment in marketable securities and foreign exchange derivatives comprised of the following:

	December 31, 2019	December 31, 2018
First Mining Gold Corp. (TSX: FF)	$3,010	$2,753
Sprott Physical Silver Trust (NYSE: PSLV)	2,616	2,236
FVTPL marketable securities	$5,626	$4,989
FVTOCI marketable securities	880	1,431
Total marketable securities	$6,506	$6,420
Silver future derivatives	—	2,038
Foreign exchange derivatives	982	—
Total other financial assets	$7,488	$8,458

(a)	Marketable Securities
Changes in fair value of marketable securities designated as fair value through profit or loss ("FVTPL") for the year ended December 31, 2019 totalling $0.5 million (2018 - $4.7 million) are recorded through profit or loss.

Changes in fair value of marketable securities designated as fair value through other comprehensive income ("FVTOCI") for the year ended December 31, 2019 was $0.3 million (2018 - $0.5 million) and was recorded through other comprehensive income and will not be transferred into profit or loss upon disposition or impairment.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 29

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

14. OTHER FINANCIAL ASSETS (continued)

(b) Silver Future Derivatives
As at December 31, 2019, the Company did not carry any position in silver future contracts (December 31, 2018 ‐ $2.0 million). For the year ended December 31, 2019, the Company recognized a $1.2 million net gain on its investment in silver future derivatives (2018 - gain of $0.3 million).

(c) Foreign Exchange Derivatives
The Company uses various foreign exchange derivatives to manage its foreign exchange exposures. As at December 31, 2019, the Company held foreign exchange options to purchase Mexican pesos with notional value of $26.0 million at an average exercise MXN:USD rate of 19.75 with expiry dates from January to April 2020, and foreign exchange swaps to purchase Mexican pesos with notional value of $1.0 million at MXN:USD rate of 19.50. During the year ended December 31, 2019, the Company recognized a foreign exchange gain of $3.0 million on foreign exchange derivatives.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 30

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

15. MINING INTERESTS

Mining interests primarily consist of acquisition, development and exploration costs directly related to the Company’s operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan.

The Company’s mining interests are comprised of the following:

	December 31, 2019	December 31, 2018
Producing properties	$367,348	$353,651
Exploration properties (non-depletable)	96,043	81,962
	$463,391	$435,613

Producing properties are allocated as follows:

Producing properties	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Cost
At December 31, 2017	$—	$36,371	$88,627	$155,351	$104,635	$90,955	$106,691	$582,630
Additions	11,030	7,609	5,787	8,336	6,241	3,988	2,686	45,677
Acquisition of Primero (Note 4)	178,183	—	—	—	—	—	—	178,183
Change in decommissioning liabilities (Note 22)	4,092	(633)	3,122	—	—	—	—	6,581
Transfer from exploration properties	—	1,694	1,900	—	—	—	—	3,594
At December 31, 2018	$193,305	$45,041	$99,436	$163,687	$110,876	$94,943	$109,377	$816,665
Additions	24,596	6,813	5,995	5,262	1,735	2,091	—	46,492
Change in decommissioning liabilities (Note 22)	301	2,338	500	696	945	4,051	469	9,300
Transfer from exploration properties	2,456	7,462	5,659	—	—	—	—	15,577
At December 31, 2019	$220,658	$61,654	$111,590	$169,645	$113,556	$101,085	$109,846	$888,034
Accumulated depletion, amortization and impairment
At December 31, 2017	$—	($7,639)	($55,564)	($62,144)	($67,154)	($40,317)	($62,594)	($295,412)
Depletion and amortization	(10,871)	(3,955)	(4,308)	(16,470)	(4,850)	(4,220)	(3,102)	(47,776)
Impairment (Note 18)	—	—	—	(67,901)	(29,271)	—	(22,654)	(119,826)
At December 31, 2018	($10,871)	($11,594)	($59,872)	($146,515)	($101,275)	($44,537)	($88,350)	($463,014)
Depletion and amortization	(16,354)	(5,014)	(6,025)	(3,065)	(1,152)	(3,460)	—	(35,070)
Impairment (Note 18)	—	—	(22,602)	—	—	—	—	(22,602)
At December 31, 2019	($27,225)	($16,608)	($88,499)	($149,580)	($102,427)	($47,997)	($88,350)	($520,686)

Carrying values
At December 31, 2018	$182,434	$33,447	$39,564	$17,172	$9,601	$50,406	$21,027	$353,651
At December 31, 2019	$193,433	$45,046	$23,091	$20,065	$11,129	$53,088	$21,496	$367,348

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 31

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

15. MINING INTERESTS (continued)

Exploration properties are allocated as follows:

Exploration properties	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2017	$—	$7,777	$5,221	$13,982	$10,117	$9,599	$10,385	$29,847	$86,928
Exploration and evaluation expenditures	3,705	8,233	2,339	3,291	2,363	2,939	1,337	3,593	27,800
Impairment	—	—	—	(13,787)	(9,398)	—	(5,987)	—	(29,172)
Transfer to producing properties	—	(1,694)	(1,900)	—	—	—	—	—	(3,594)
At December 31, 2018	$3,705	$14,316	$5,660	$3,486	$3,082	$12,538	$5,735	$33,440	$81,962
Exploration and evaluation expenditures	7,450	11,738	2,164	3,862	2,484	1,751	—	1,032	30,481
Change in decommissioning liabilities (Note 22)	—	—	—	—	—	—	—	238	238
Impairment (Note 18)	—	—	(1,061)	—	—	—	—	—	(1,061)
Transfer to producing properties	(2,456)	(7,462)	(5,659)	—	—	—	—	—	(15,577)
At December 31, 2019	$8,699	$18,592	$1,104	$7,348	$5,566	$14,289	$5,735	$34,710	$96,043

(a)	San Dimas Silver/Gold Mine, Durango State

The San Dimas Mine has a gold and silver streaming agreement with WPMI which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price, for each gold equivalent ounce delivered under the New Stream Agreement.

(b)	Santa Elena Silver/Gold Mine, Sonora State

The Santa Elena Mine has a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its life of mine gold production from its leach pad and a designated area of its underground operations to Sandstorm. The selling price to Sandstorm is the lesser of $450 per ounce, subject to a 1% annual inflation increase commencing in April 2018, and the prevailing market price.

In December 2016, the Company entered into an option agreement with Compania Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire the Los Hernandez Property, consisting of 5,802 hectares of mining concessions north of the Santa Elena mine. In exchange, First Majestic has agreed to incur $1.6 million in exploration costs on the property over four years, grant a 2.5% NSR royalty on the related concessions, and to pay $1.4 million in option payments, of which $0.7 million has been paid and the remaining balance of $0.7 million is due in December 2020. As at December 31, 2019, the Company has incurred $0.9 million in exploration costs on the property.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 32

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

16. PROPERTY, PLANT AND EQUIPMENT

The majority of the Company's property, plant and equipment is used in the Company's operating mine segments. Property, plant and equipment is depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to land and buildings, machinery and equipment or other when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and Buildings(1)	Machinery and Equipment	Assets under Construction	Other	Total
Cost
At December 31, 2017	$134,398	$341,899	$21,949	$14,711	$512,957
Additions	9	4,411	28,669	621	33,710
Acquisition of Primero (Note 4)	40,404	70,064	7,169	5,178	122,815
Transfers and disposals	3,053	14,488	(22,114)	2,900	(1,673)
At December 31, 2018	$177,864	$430,862	$35,673	$23,410	$667,809
Additions	—	1,991	44,709	521	47,221
Transfers and disposals	20,548	23,802	(52,737)	507	(7,880)
At December 31, 2019	$198,412	$456,655	$27,645	$24,438	$707,150

Accumulated depreciation, amortization and impairment
At December 31, 2017	($86,404)	($223,353)	$—	($11,148)	($320,905)
Depreciation and amortization	(8,215)	(36,650)	—	(1,777)	(46,642)
Transfers and disposals	—	1,464	—	48	1,512
Impairment (Note 18)	(16,639)	(33,420)	—	(631)	(50,690)
At December 31, 2018	($111,258)	($291,959)	$—	($13,508)	($416,725)
Depreciation and amortization	(4,980)	(23,829)	—	(2,122)	(30,931)
Transfers and disposals	271	5,189	—	459	5,919
Impairment (Note 18)	(13,073)	(15,701)	—	—	(28,774)
At December 31, 2019	($129,040)	($326,300)	$—	($15,171)	($470,511)

Carrying values
At December 31, 2018	$66,606	$138,903	$35,673	$9,902	$251,084
At December 31, 2019	$69,372	$130,355	$27,645	$9,267	$236,639

(1) Included in land and buildings is $11.5 million (December 31, 2018 - $11.5 million) of land which is not subject to depreciation.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 33

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

16. PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2017	$—	$73,684	$124,198	$96,491	$117,201	$47,541	$28,115	$25,727	$512,957
Additions	5,750	3,066	8,812	2,564	3,016	2,375	1,296	6,831	33,710
Acquisition of Primero (Note 4)	122,815	—	—	—	—	—	—	—	122,815
Transfers and disposals	(802)	(79)	(864)	(9)	1,311	1,784	(2,648)	(366)	(1,673)
At December 31, 2018	$127,763	$76,671	$132,146	$99,046	$121,528	$51,700	$26,763	$32,192	$667,809
Additions	10,465	4,453	5,066	1,379	667	1,027	—	24,164	47,221
Transfers and disposals	(1,925)	9,638	90	(4,104)	(47)	(409)	(310)	(10,813)	(7,880)
At December 31, 2019	$136,303	$90,762	$137,302	$96,321	$122,148	$52,318	$26,453	$45,543	$707,150

Accumulated depreciation, amortization and impairment
At December 31, 2017	$—	($28,898)	($80,269)	($52,984)	($93,579)	($27,789)	($21,654)	($15,732)	($320,905)
Depreciation and amortization	(8,179)	(8,397)	(9,646)	(8,489)	(3,761)	(4,388)	(2,161)	(1,621)	(46,642)
Transfers and disposals	634	288	829	92	(804)	(1,150)	1,546	77	1,512
Impairment (Note 18)	—	—	—	(30,062)	(17,609)	—	(3,019)	—	(50,690)
At December 31, 2018	($7,545)	($37,007)	($89,086)	($91,443)	($115,753)	($33,327)	($25,288)	($17,276)	($416,725)
Depreciation and amortization	(12,355)	(6,989)	(5,278)	(561)	(458)	(3,359)	—	(1,931)	(30,931)
Transfers and disposals	153	1,021	572	3,406	65	411	117	174	5,919
Impairment (Note 18)	—	—	(28,774)	—	—	—	—	—	(28,774)
At December 31, 2019	($19,747)	($42,975)	($122,566)	($88,598)	($116,146)	($36,275)	($25,171)	($19,033)	($470,511)

Carrying values
At December 31, 2018	$120,218	$39,664	$43,060	$7,603	$5,775	$18,373	$1,475	$14,916	$251,084
At December 31, 2019	$116,556	$47,787	$14,736	$7,723	$6,002	$16,043	$1,282	$26,510	$236,639

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 34

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

17. RIGHT-OF-USE ASSETS

The Company entered into operating leases to use certain land, building, mining equipment and corporate equipment for its operations. Upon the adoption of IFRS 16, which became effective January 1, 2019 (see note 2), the Company is required to recognize right-of-use assets representing its right to use these underlying leased asset over the lease term.

Right-of-use asset is initially measured at cost, equivalent to its obligation for payments over the term of the leases, and subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is recorded on a straight-line basis over the shorter period of lease term and useful life of the underlying asset.

Right-of-use assets are comprised of the following:

	Land and Buildings	Machinery and Equipment	Other	Total
At December 31, 2018	$—	$—	$—	$—
Initial adoption of IFRS 16 (Note 3)	2,624	1,036	22	3,682
Additions	571	14,132	—	14,703
Remeasurements	1,686	232	—	1,918
Depreciation and amortization	(674)	(1,286)	(7)	(1,967)
Impairment (Note 18)	—	(6,302)	—	(6,302)
At December 31, 2019	$4,207	$7,812	$15	$12,034

18. IMPAIRMENT OF NON-CURRENT ASSETS

During the year ended December 31, 2019, the Company determined there were indicators of potential impairment on its non-current assets, including the following:

•	La Encantada - a decrease in economics of the roaster project and mine plan;

•	San Martin - a decrease in Reserves and Resources and suspension of operations due to security concerns; and

•
Del Toro - management's decision in January 2020 to temporarily suspend mining and milling operations in order to improve operating cash flow and profit margins while focusing on an expanded drill program in the area.

Based on the Company’s assessment, the Company concluded that the La Encantada mine had estimated recoverable value, based on its FVLCD, below its carrying value and impairment charge was required:

	Year Ended December 31,
	2019	2018
La Encantada Silver Mine	$58,739	$—
La Parrilla Silver Mine	—	111,750
Del Toro Silver Mine	—	56,278
La Guitarra Silver Mine	—	31,660
Impairment of non-current assets	$58,739	$199,688
Deferred income tax recovery	(6,300)	(48,588)
Impairment of non-current assets, net of tax	$52,439	$151,100

The impairment charge recognized for the year ended December 31, 2019 in respect of La Encantada was as follows:

	Mining interests		Right of use assets	Property, plant and equipment
	Producing	Exploration			Total
La Encantada Silver Mine	$22,602	$1,061	$6,302	$28,774	$58,739
Impairment of non-current assets	$22,602	$1,061	$6,302	$28,774	$58,739

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 35

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

18. IMPAIRMENT OF NON-CURRENT ASSETS (continued)

The impairment charge recognized for the year ended December 31, 2018 in respect of La Parrilla, Del Toro and La Guitarra were as follows:

	Mining interests		Property, plant and equipment
	Producing	Exploration		Total
La Parrilla	$67,901	$13,787	$30,062	$111,750
Del Toro Silver Mine	29,271	9,398	17,609	56,278
La Guitarra Silver Mine	22,654	5,987	3,019	31,660
Impairment of non-current assets	$119,826	$29,172	$50,690	$199,688

Recoverable values are determined based on fair market value of the asset and estimated using internal discounted cash flow economic models projected using management’s best estimate of recoverable mineral reserves and resources, future operating costs, capital expenditures and long-term foreign exchange rates.

Metal price assumptions used to determine the recoverable amounts for the years ended December 31, 2019 and 2018 are summarized in the following table:

	December 31, 2019		December 31, 2018
Commodity Prices	2020-2023 Average	Long-term	2019-2022 Average	Long-term
Silver (per ounce)	$18.84	$19.50	$17.23	$18.50
Gold (per ounce)	$1,536	$1,416	$1,318	$1,350
Lead (per pound)	n/a	n/a	$0.99	$1.00
Zinc (per pound)	n/a	n/a	$1.19	$1.19

A discount rate of 4.5% (2018 - 6.5%), equivalent to the Company’s weighted average cost of capital for the year ended December 31, 2019 was used to determine FVLCD based on internal discounted cash flow economic models for each CGU.

The internal discounted cash flow economic models used to determine FVLCD are significantly affected by changes in key assumptions for future metal prices, capital expenditures, production cost estimates, discount rates and price to net asset value multiples. Management’s estimate of FVLCD is classified as level 3 in the fair value hierarchy. There was no material change in the valuation techniques utilized to determine FVLCD in the year ended December 31, 2019.

19. TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate expenses. The normal credit period for these purchases is usually between 30 to 90 days.

Trade and other payables are comprised of the following items:

	December 31, 2019	December 31, 2018
Trade payables	$23,984	$26,420
Trade related accruals	12,314	9,351
Payroll and related benefits	19,059	11,255
Environmental duty	1,483	1,536
Other accrued liabilities	2,283	1,621
	$59,123	$50,183

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 36

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

20. DEBT FACILITIES

The movement in debt facilities during the years ended December 31, 2019 and 2018, respectively, are comprised of the following:

	Convertible Debentures (a)	Revolving Credit Facility (b)	Scotia Debt Facilities	Primero Debt Facilities	Total
Balance at December 31, 2017	$—	$—	$31,769	$—	$31,769
Net proceeds from convertible debentures	151,079	—	—	—	151,079
Portion allocated to equity reserves	(26,252)	—	—	—	(26,252)
Net proceeds from revolving credit facility	—	34,006	—	—	34,006
Acquisition of Primero (Note 4)	—	—	—	106,111	106,111
Finance costs
Interest expense	2,738	1,170	529	—	4,437
Accretion	4,978	419	555	—	5,952
Repayments of principal	—	(16,000)	(32,072)	(106,111)	(154,183)
Payments of finance costs	(1,736)	(890)	(781)	—	(3,407)
Balance at December 31, 2018	$130,807	$18,705	$—	$—	$149,512
Finance costs
Interest expense	2,975	1,498	—	—	4,473
Accretion	5,758	654	—	—	6,412
Payments of finance costs	(2,933)	(1,646)	—	—	(4,579)
Balance at December 31, 2019	$136,607	$19,211	$—	$—	$155,818

Statements of Financial Position Presentation
Current portion of debt facilities	$1,002	$279	$—	$—	$1,281
Debt facilities	129,805	18,426	—	—	148,231
Balance at December 31, 2018	$130,807	$18,705	$—	$—	$149,512
Current portion of debt facilities	$1,043	$132	$—	$—	$1,175
Debt facilities	135,564	19,079	—	—	154,643
Balance at December 31, 2019	$136,607	$19,211	$—	$—	$155,818

(a)	Convertible Debentures
During the first quarter of 2018, the Company issued $156.5 million of unsecured senior convertible debentures (the “Notes”). The Company received net proceeds of $151.1 million after transaction costs of $5.4 million. The Notes mature on March 1, 2023 and bear an interest rate of 1.875% per annum, payable semi-annually in arrears in March and September of each year.

The Notes are convertible into common shares of the Company at any time prior to maturity at a conversion rate of 104.3297 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $9.59 per common share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the Notes may be entitled to an increased conversion rate.

The Company may not redeem the Notes before March 6, 2021, except in the event of certain changes in Canadian tax law. At any time on or after March 6, 2021 and until maturity, the Company may redeem all or part of the Notes for cash if the last reported share price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. The redemption price is equal to the sum of: (i) 100% of the principal amount of the notes to be redeemed and (ii) accrued and unpaid interest, if any, to the redemption date.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 37

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

20. DEBT FACILITIES (continued)

(a)	Convertible Debentures (continued)
The Company is required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, at a cash purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to the fundamental change purchase date.

The component parts of the convertible debentures, a compound instrument, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instrument is an equity instrument.

At initial recognition, net proceeds of $151.1 million from the Notes were allocated into its debt and equity components. The fair value of the debt portion was estimated at $124.8 million using a discounted cash flow model method with an expected life of five years and a discount rate of 6.14%. This amount is recorded as a financial liability on an amortized cost basis using the effective interest method using an effective interest rate of 6.47% until extinguished upon conversion or at its maturity date.

The conversion option is classified as equity and was estimated based on the residual value of $26.3 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. Deferred tax liability of $7.1 million related to taxable temporary difference arising from the equity portion of the convertible debenture was recognized in equity reserves.

Transaction costs of $5.4 million that relate to the issuance of the convertible debentures were allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.

(b)	Revolving Credit Facility
On May 10, 2018, the Company entered into a $75.0 million senior secured revolving credit facility ("Revolving Credit Facility") with the Bank of Nova Scotia, Bank of Montreal and Investec Bank PLC, as lenders. The Revolving Credit Facility will mature on its third anniversary date. Interest on the drawn balance will accrue at LIBOR plus an applicable range of 2.25% to 3.5% while the undrawn portion is subject to a standby fee with an applicable range of 0.5625% to 0.875%, dependent on certain financial parameters of First Majestic. As at December 31, 2019, the applicable rates were 4.5% and 0.6875%, respectively.

These debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries.

The Revolving Credit Facility includes financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a leverage ratio based on total debt to rolling four quarters adjusted EBITDA of not more than 3.00 to 1.00; (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00; and (c) tangible net worth of not less than $563.5 million plus 50% of its positive earnings subsequent to June 30, 2018. The debt facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into finance leases up to $30.0 million. As at December 31, 2019 and December 31, 2018, the Company was in compliance with these covenants.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 38

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

21. LEASE LIABILITIES

The Company has finance leases, operating leases and equipment financing liabilities for various mine and plant equipment, office space and land. Finance leases and equipment financing obligations require underlying assets to be pledged as security against the obligations and all of the risks and rewards incidental to ownership of the underlying asset being transferred to the Company. For operating leases, the Company controls but does not have ownership of the underlying right-of-use assets.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Lease liabilities are subsequently measured at amortized cost using the effective interest rate method, and adjusted for interest and lease payments.

Certain lease agreements may contain lease and non-lease components, which are generally accounted for separately. For certain equipment leases, such as vehicles, the Company has elected to account for the lease and non-lease components as a single lease component.

The movement in lease liabilities during the years ended December 31, 2019 and 2018 are comprised of the following:

	Finance Leases (a)	Operating Leases (b)	Equipment Financing (c)	Total
Balance at December 31, 2017	$2,109	$—	$7,196	$9,305
Finance costs	80	—	444	524
Repayments of principal	(1,700)	—	(1,846)	(3,546)
Payments of finance costs	(80)	—	(356)	(436)
Balance at December 31, 2018	$409	$—	$5,438	$5,847
Initial adoption of IFRS 16 (Note 2)	—	3,682	—	3,682
Additions	—	14,706	—	14,706
Remeasurements	—	1,918	—	1,918
Finance costs	18	789	335	1,142
Repayments of principal	(359)	(2,395)	(2,459)	(5,213)
Payments of finance costs	(18)	—	(379)	(397)
Foreign exchange loss	—	251	—	251
Balance at December 31, 2019	$50	$18,951	$2,935	$21,936
Statements of Financial Position Presentation
Current portion of lease liabilities	$352	$—	$2,552	$2,904
Lease liabilities	57	—	2,886	2,943
Balance at December 31, 2018	$409	$—	$5,438	$5,847
Current portion of lease liabilities	$50	$4,518	$2,352	$6,920
Lease liabilities	—	14,433	583	15,016
Balance at December 31, 2019	$50	$18,951	$2,935	$21,936

(a)	Finance Leases
From time to time, the Company purchases equipment under finance leases, with terms ranging from 24 to 48 months with interest rates ranging from 6.9% to 7.5%.

As at December 31, 2019, the net book value of property, plant and equipment includes $0.3 million (December 31, 2018 -$0.6 million) of equipment in property, plant and equipment pledged as security under finance leases.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 39

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

21. LEASE LIABILITIES (continued)

(b) Operating Leases
Upon the adoption of IFRS 16, the Company recognized $3.7 million in operating lease liabilities as at January 1, 2019, primarily related to certain equipment and building rental contracts, land easement contracts and service contracts that contain embedded leases for property, plant and equipment.

During the year ended December 31, 2019, the amounts of lease payments recognized in the profit and loss are summarized as follows:

Year Ended December 31, 2019
Expenses relating to short-term leases	$42,994
Expenses relating to variable lease payments not included in the measurement of lease liability	14,241
$57,235

These operating leases have remaining lease terms of one to ten years, some of which include options to terminate the leases within a year, with incremental borrowing rates ranging from 5.8% to 11.2%.

(c) Equipment Financing
During 2017, the Company entered into a $7.9 million credit facility with repayment terms ranging from 12 to 16 equal quarterly installments in principal plus related interest. The facility bears an interest rate of LIBOR plus 4.60%. Proceeds from the equipment financing were primarily used for the purchase and rehabilitation of property, plant and equipment. The equipment financing is secured by certain equipment of the Company and is subject to various covenants, including the requirement for First Majestic to maintain a leverage ratio based on total debt to rolling four quarters adjusted EBITDA. As at December 31, 2019 and year ended December 31, 2018, the Company was in compliance with these covenants.

As at December 31, 2019, the net book value of property, plant and equipment includes $3.3 million (December 31, 2018 - $4.6 million) of equipment pledged as security for the equipment financing.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 40

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

22. DECOMMISSIONING LIABILITIES

The Company has an obligation to undertake decommissioning, restoration, rehabilitation and environmental work when environmental disturbance is caused by the development and ongoing production of a mining operation. Movements in decommissioning liabilities during the years ended December 31, 2019 and 2018 are allocated as follow:

	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	La Guitarra	La Luz	Total
Balance at December 31, 2017	$—	$2,730	$3,317	$2,488	$3,002	$2,545	$1,692	$302	$16,076
Movements during the year:
Acquisition of Primero	4,095	—	—	—	—	—	—	—	4,095
Change in rehabilitation provision	4,092	(633)	3,122	—	—	—	—	—	6,581
Reclamation costs incurred	—	—	—	—	(2)	(259)	(203)	—	(464)
Interest or accretion expense	225	221	269	204	243	208	125	—	1,495
Foreign exchange loss	—	3	1	2	2	4	1	—	13
Balance at December 31, 2018	$8,412	$2,321	$6,709	$2,694	$3,245	$2,498	$1,615	$302	$27,796
Movements during the year:
Change in rehabilitation provision	301	2,338	500	4,051	696	945	469	238	9,538
Reclamation costs incurred	—	—	—	—	—	—	(104)	—	(104)
Interest or accretion expense	744	207	592	237	282	219	129	—	2,410
Foreign exchange loss	(15)	105	311	121	114	107	69	76	888
Balance at December 31, 2019	$9,442	$4,971	$8,112	$7,103	$4,337	$3,769	$2,178	$616	$40,528
A provision for decommissioning liabilities is estimated based on current regulatory requirements and is recognized at the present value of such costs. The expected timing of cash flows in respect of the provision is based on the estimated life of the Company's mining operations. The discount rate is a risk-free rate determined based on Mexican pesos default swap rates ranging between 6.6% to 6.8% (2018 - 8.6% to 9.3%) for the respective estimated life of the operations.

The inflation rate used is based on historical Mexican inflation rate of 4.0% (2018 - 3.8%). The present value of reclamation liabilities may be subject to change based on changes to cost estimates, remediation technologies or applicable laws and regulations. Changes in decommissioning liabilities are recorded against mining interests.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 41

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

23. INCOME TAXES

The following is a reconciliation of income taxes calculated at the combined Canadian federal and provincial statutory tax rate to the income tax expense for the year ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018
Loss before tax	($39,024)	($263,047)
Combined statutory tax rate	27.00%	27.00%
Income tax recovery computed at statutory tax rate	(10,536)	(71,023)
Reconciling items:
Effect of different foreign statutory tax rates on earnings of subsidiaries	(24,320)	(15,309)
Impact of foreign exchange on deferred income tax assets and liabilities	(10,194)	13,807
Change in unrecognized deferred income tax asset	30,399	39,765
7.5% mining royalty in Mexico	(814)	(8,225)
Other non-deductible expenses	3,256	834
Impact of inflationary adjustments	(2,412)	51
Change in tax provision estimates	23,987	8,258
Impact of post acquisition Primero restructure	—	(20,024)
Other	(7,916)	(7,017)
Income tax expense (recovery)	$1,450	($58,883)

Statements of (Loss) Earnings Presentation
Current income tax expense	$16,423	$2,148
Deferred income tax recovery	(14,973)	(61,031)
Income tax expense (recovery)	$1,450	($58,883)
Effective tax rate	(4%)	22%

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 42

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

23. INCOME TAXES (continued)

During the years ended December 31, 2019 and 2018, the movement in deferred tax assets and deferred tax liabilities is shown as follows:

Deferred tax assets	Losses	Provisions	Deferred tax asset not recognized	Other	Total
At December 31, 2017	$86,552	$10,115	($29,036)	$815	$68,446
Benefit (expense) to income statement	17,702	6,393	(39,312)	2,741	(12,476)
Acquisition of Primero (Note 4)	14,139	—	—	—	14,139
At December 31, 2018	$118,393	$16,508	($68,348)	$3,556	$70,109
Benefit (expense) to income statement	8,079	6,379	(32,156)	4,295	(13,403)
Charged to equity	—	—	—	994	994
At December 31, 2019	$126,472	$22,887	($100,504)	$8,845	$57,700
Deferred tax liabilities	Property, plant and equipment and mining interests	Effect of Mexican tax deconsolidation	Non-current portion of income taxes payable	Other	Total
At December 31, 2017	$95,696	$9,544	$—	$22,884	$128,124
(Benefit) expense to income statement	(63,314)	488	1,752	(14,077)	(75,151)
Acquisition of Primero (Note 4)	33,000	—	—	20,024	53,024
Charged to equity	—	—	—	7,105	7,105
Reclassed to current income taxes payable	—	(3,288)	—	—	(3,288)
At December 31, 2018	$65,382	$6,744	$1,752	$35,936	$109,814
(Benefit) expense to income statement	(32,381)	498	13,220	(2,891)	(21,554)
Reclassed to current income taxes payable	—	(2,813)	—	—	(2,813)
At December 31, 2019	$33,001	$4,429	$14,972	$33,045	$85,447

Statements of Financial Position Presentation
Deferred tax assets					$50,938
Deferred tax liabilities					90,643
At December 31, 2018					$39,705
Deferred tax assets					$51,141
Deferred tax liabilities					78,888
At December 31, 2019					$27,747

At December 31, 2019, the Company recognized $51.1 million (2018 - $50.9 million) of net deferred tax assets in entities that have had a loss for tax purposes in either 2019 or 2018, or both. In evaluating whether it is probable that sufficient taxable income will be generated to realize the benefit of these deferred tax assets, the Company considered all available evidence, including approved budgets, forecasts and business plans and, in certain cases, tax planning opportunities.
The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized, as at December 31, 2019 was $379.3 million (2018 - $142.3 million).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 43

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

23. INCOME TAXES (continued)

As at December 31, 2019 and 2018, the Company has available Canadian, Swiss and Mexican non-capital tax losses, which if not utilized will expire as follows:

Year of expiry	Canadian non-capital losses	Swiss non-capital losses	Mexican non-capital losses	December 31, 2019	December 31, 2018
2019	$—	$—	$—	$—	$1,726
2020	—	—	544	544	274
2021	—	3,166	4,659	7,825	10,402
2022	—	—	4,060	4,060	3,719
2023	—	—	2,213	2,213	1,763
2024	—	—	39,319	39,319	36,214
2025	—	—	51,911	51,911	91,844
2026	—	—	113,630	113,630	105,683
2027	—	—	56,760	56,760	52,654
2028	—	—	99,315	99,315	68,546
2029 and after	22,209	—	89,754	111,963	18,263
Total	$22,209	$3,166	$462,165	$487,540	$391,088
Unrecognized losses	$—	$—	$208,253	$208,253	$147,697

24. SHARE CAPITAL

(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the period is summarized in the consolidated statements of changes in equity.

In May 2018, the Company completed an arrangement agreement to acquire all of the issued and outstanding shares of Primero by issuing 27,333,363 common shares at a price of $6.84 (CAD$8.80) based on the Company’s quoted market price as at the acquisition date. See Note 4 for details.

In December 2018, and subsequently amended in August 2019, the Company filed prospectus supplements to the short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $100.0 million. The sale of common shares would be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange. During the year ended December 31, 2019, First Majestic sold 11,172,982 common shares of the Company under the ATM program at an average price of $7.55 per share for gross proceeds of $84.4 million, or net proceeds of $81.9 million after costs. Subsequent to year end, the Company sold an additional 1,277,838 common shares under the ATM program at an average price of $10.81 per share for gross proceeds of $13.8 million.

(b)	Stock options

Under the terms of the Company’s 2019 Long-Term Incentive Plan ("LTIP"), the maximum number of shares reserved for issuance under the LTIP is 8% of the issued shares on a rolling basis. Options may be exercisable over periods of up to ten years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 44

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

24. SHARE CAPITAL (continued)

(b)	Stock options (continued)
The following table summarizes information about stock options outstanding as at December 31, 2019:

	Options Outstanding			Options Exercisable
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)
4.69 - 5.00	906,082	4.79	1.01	906,082	4.79	1.01
5.01 - 10.00	3,795,640	8.38	8.08	719,766	8.55	6.53
10.01 - 15.00	2,585,602	11.26	3.37	2,148,102	11.10	2.11
15.01 - 20.00	100,000	16.06	1.65	100,000	16.06	1.65
20.01 - 126.01	196,115	72.69	1.28	196,115	72.69	1.28
	7,583,439	10.70	5.37	4,070,065	12.33	2.60

The movements in stock options issued during the years ended December 31, 2019 and 2018 are summarized as follows:

	Year Ended		Year Ended
	December 31, 2019		December 31, 2018
	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Number of Options	Weighted Average Exercise Price (CAD $/Share)
Balance, beginning of the year	9,266,098	10.76	9,431,737	9.35
Granted	2,601,680	8.83	2,552,796	15.95
Exercised	(2,918,518)	7.54	(973,948)	5.28
Cancelled or expired	(1,365,821)	14.31	(1,744,487)	13.78
Balance, end of the year	7,583,439	10.70	9,266,098	10.76

During the year ended December 31, 2019, the aggregate fair value of stock options granted was $8.5 million (December 31, 2018 - $7.8 million), or a weighted average fair value of $3.26 per stock option granted (December 31, 2018 - $3.07).

The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

		Year Ended	Year Ended
Assumption	Based on	December 31, 2019	December 31, 2018
Risk-free interest rate (%)	Yield curves on Canadian government zero- coupon bonds with a remaining term equal to the stock options’ expected life	2.01	1.87
Expected life (years)	Average of the expected vesting term and expiry term of the option	5.80	5.40
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	51.29	58.70
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	—	—

The weighted average closing share price at date of exercise for the year ended December 31, 2019 was CAD$12.81 (December 31, 2018 - CAD$8.86).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 45

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

24. SHARE CAPITAL (continued)

(c)	Restricted Share Units

The Company adopted the 2019 LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Restricted Share Units ("RSU's") based on the value of the Company's share price at the date of grant. Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Company. The Company intends to settle all RSU's in equity.

The associated compensation cost is recorded as share-based payments expense against equity reserves.

The following table summarizes the changes in RSU's for the year ended December 31, 2019:

	Year Ended December 31, 2019
	Number of shares	Weighted Average Fair Value
Outstanding, beginning of the year	—	$—
Granted	274,520	7.29
Settled	(145,576)	7.29
Forfeited	—	—
Outstanding, end of the year	128,944	$7.29

(d) Delisting from the Mexican Stock Exchange

On February 21, 2018, the Company received authorization from the Mexican National Banking and Securities Commission to delist from the Mexican Stock Exchange ("Bolsa") due to low trading volumes and high costs associated with regulatory compliance. In connection with the delisting, during the year ended December 31, 2018, the Company repurchased and cancelled 14,343 of the Company's shares on Bolsa for total consideration of $0.1 million.

25. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a)	Fair value and categories of financial instruments

Financial instruments included in the consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.

Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 46

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

25. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(a) Fair value and categories of financial instruments (continued)

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Trade receivables (related to concentrate sales)
Receivables that are subject to provisional pricing and final price adjustment at the end of the quotational period are estimated based on observable forward price of metal per London Metal Exchange (Level 2)

Marketable securities	Based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position
Silver futures derivatives
Foreign exchange derivatives

Financial Instruments Measured at Amortized Cost	Valuation Method
Cash and cash equivalents	Approximated carrying value due to their short-term nature
Trade and other receivables
Trade and other payables
Debt facilities	Assumed to approximate carrying value as discount rate on
these instruments approximate the Company's credit risk.

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	December 31, 2019			December 31, 2018
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Trade receivables	$1,182	$—	$1,182	$2,559	$—	$2,559
Marketable securities (Note 14)	6,506	6,506	—	6,420	6,420	—
Silver futures derivatives (Note 14)	—	—	—	2,038	2,038	—
Foreign exchange derivatives	982	982	—	—	—	—

There were no transfers between levels 1, 2 and 3 during the years ended December 31, 2019 and 2018.

(b)	Capital risk management

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 47

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

25. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(b) Capital risk management

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, lease liabilities, net of cash and cash equivalents as follows:

	December 31, 2019	December 31, 2018
Equity	$662,321	$594,573
Debt facilities	155,818	149,512
Lease liabilities	21,936	5,847
Less: cash and cash equivalents	(169,009)	(57,013)
	$671,066	$692,919

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 20) and lease liabilities (Note 21). As at December 31, 2019 and December 31, 2018, the Company was in compliance with these covenants.

(c)	Financial risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at December 31, 2019, value added taxes (“VAT”) receivable was $29.6 million (2018 - $59.7 million). Substantially, all of the historical VAT balances in arears for Primero Empresa Minera, S.A. de C.V. ("PEM") have been recovered during 2019. Majority of the remaining balance of VAT receivable are now in a normal range of three to six months and the Company fully expects the amounts to be refunded in the future.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. Silver-lead concentrates and related base metal by-products are sold primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 48

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

25. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c) Financial risk management (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

The following table summarizes the maturities of the Company’s financial liabilities as at December 31, 2019 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$59,123	$59,123	$59,123	$—	$—	$—
Debt facilities	155,818	188,439	4,209	26,263	157,967	—
Lease liabilities	21,936	22,561	6,829	7,778	7,954	—
Other liabilities	4,675	4,405	—	—	—	4,405
	$241,552	$274,528	$70,161	$34,041	$165,921	$4,405

At December 31, 2019, the Company had working capital of $171.1 million (December 31, 2018 – $108.1 million). Total available liquidity at December 31, 2019 was $226.2 million, including $55.0 million of undrawn revolving credit facility. The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	December 31, 2019
	Cash and cash equivalents	Trade and other receivables	Value added taxes receivable	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$14,182	$56	$—	$3,010	($1,529)	$—	$15,719	$1,572
Mexican peso	9,000	—	20,700	—	(33,635)	27,000	23,065	2,307
	$23,182	$56	$20,700	$3,010	($35,164)	$27,000	$38,784	$3,878

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 49

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

25. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)
(c) Financial risk management (continued)

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

			December 31, 2019
	Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Total
Metals subject to provisional price adjustments	$65	$—	$38	$103
Metals in doré and concentrates inventory	90	238	6	334
	$155	$238	$44	$437

Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at December 31, 2019, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. The Company’s equipment leases bear interest at fixed rates.

Based on the Company’s interest rate exposure at December 31, 2019, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 50

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

26. SUPPLEMENTAL CASH FLOW INFORMATION

		Year Ended December 31,
	Note	2019	2018
Adjustments to reconcile net earnings to operating cash flows before movements in working capital:
Unrealized foreign exchange loss and other		$273	$659
Unrealized (gain) loss from marketable securities and silver futures derivatives		(1,765)	4,435
		($1,492)	$5,094
Net change in non-cash working capital items:
Decrease in trade and other receivables		$1,304	$771
Decrease (increase) in value added taxes receivable		30,028	(17,173)
Decrease in inventories		2,829	2,015
Decrease in prepaid expenses and other		776	549
Decrease in income taxes payable		(6,569)	(941)
Increase (decrease) in trade and other payables		8,959	(6,388)
		$37,327	($21,167)
Non-cash investing and financing activities:
Transfer of share-based payments reserve upon settlement of RSUs		$988	$—
Transfer of share-based payments reserve upon exercise of options		$5,986	$967
Settlement of liabilities		$—	($500)

As at December 31, 2019, cash and cash equivalents include $5.2 million (2018 - $4.9 million) that are held in trust as bonds for tax audits in Mexico that are expected to be resolved within the next 12 months.

27. CONTINGENCIES AND OTHER MATTERS
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

Claims and Legal Proceedings Risks
The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 51

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

27. CONTINGENCIES AND OTHER MATTERS (continued)
Primero Tax Rulings
Since Primero acquired the San Dimas Mine in August 2010, it had a Silver Purchase Agreement (“Old Stream Agreement”) that required PEM to sell 100% of the silver produced from the San Dimas mine to WPMI, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1%.

In order to reflect commercial realities and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

To obtain assurances that the Servicio de Administración Tributaria ("SAT") would accept the PEM Realized Price as the proper price to use to calculate Mexican income taxes, Primero applied for and received an Advanced Pricing Agreement (“APA”) from the SAT. The APA confirmed that the PEM Realized Price would be used as Primero’s basis for calculating taxes owed by Primero on the silver sold under the Old Stream Agreement. Primero believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. On October 4, 2012, Primero received the APA Ruling from SAT which confirmed the appropriate price for sales of silver under the Old Stream Agreement. Under Mexican tax law, an APA ruling is generally applicable for up to a five year period which made this ruling effective retrospectively from 2010 to 2014.

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes. The Company is continuing Primero's effort to vigorously defend the validity of its APA. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Old Stream Agreement for 2010 through 2014. If the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $188.3 million, before interest or penalties.

In 2019, as part of the ongoing annual audits of the PEM tax returns, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $260.9 million inclusive of interest, inflation, and penalties. The key items relate to the view that PEM should pay taxes based on the market price of silver and denial of the deductibility of interest expense and service fees in Mexico all of which the Company disagrees with. The Company continues to defend the APA in the Mexican legal proceedings, as well as in proceedings between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados. The APA remains valid and legally binding and the Company will continue vigorously disputing these reassessments. Based on the Company’s assessments with third party advisors, the Company believes Primero’s tax filings were appropriate and continues to believe its tax filing position based upon the APA is correct and, therefore, no liability has been recognized in the financial statements.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in various proceedings with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Since January 1, 2015, PEM has recorded its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA, on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. Due to the uncertainty in timing of resolution to this matter, which may take more than one year, the Company has classified its income taxes receivable of $19.6 million as non-current at December 31, 2019 as SAT is not expected to refund PEM’s income taxes paid until the dispute is resolved.

To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material effect on the Company’s business, financial position and results of operations.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 52

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

27. CONTINGENCIES AND OTHER MATTERS (continued)
La Encantada Tax Re-assessments
In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. (“MLE”), the SAT issued tax assessments for fiscal 2012 and 2013 in the amount of $8.2 million and $6.7 million, respectively.  The key items relate to forward silver purchase agreement and denial of the deductibility of mine development costs and service fees.  The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued.  The Company believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.  The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns in compliance with applicable Mexican law.

Primero Class Action Suit
In July 2016, Primero and certain of its officers were served with a class action lawsuit that was filed in federal court in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. Primero filed a motion to dismiss this action which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 27, 2017. On July 14, 2017 the Company’s motion to dismiss the amended complaint was granted and the plaintiffs’ claims were dismissed without prejudice. Rather than amend the complaint again, the plaintiffs asked the federal court to enter final judgment and initiated an appeal of the dismissal to the U.S. Court of Appeals for the Ninth Circuit Court (the “Ninth Circuit”) on September 8, 2017. On September 17, 2019, a majority of the Ninth Circuit affirmed the district ruling dismissing the securities class action suit against Primero. A further petition by the plaintiffs for a rehearing "en banc" (a full rehearing of the appeal by 11 of the 29 judges on the Ninth Circuit) was denied on October 24, 2019. The period for plaintiffs to respond by filing a petition for a writ of certiorari with the U.S. Supreme Court has now expired and we consider that this matter has concluded in the Company's favour.

First Silver litigation
In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $62.8 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require that the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at December 31, 2019, the Company has not accrued any of the remaining $62.8 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 53

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

28. SUBSIDIARIES
The consolidated financial statements of the Company include the following significant subsidiaries as at December 31, 2019 and 2018 as follows:

Name of subsidiary	Operations and Projects	Location	2019 % Ownership	2018 % Ownership
First Majestic Silver Corp.	Parent company and bullion sales	Canada	100%	100%
Corporación First Majestic, S.A. de C.V.	Holding company	Mexico	100%	100%
Primero Empresa Minera, S.A de C.V.	San Dimas Silver/Gold Mine	Mexico	100%	100%
Nusantara de Mexico, S.A. de C.V.	Santa Elena Silver/Gold Mine	Mexico	100%	100%
Minera La Encantada, S.A. de C.V.	La Encantada Silver Mine	Mexico	100%	100%
La Encantada Procesadora de Minerales, S.A. de C.V.	La Encantada Silver Mine	Mexico	100%	100%
First Majestic Plata, S.A. de C.V.	La Parrilla Silver Mine	Mexico	100%	100%
Minera El Pilón, S.A. de C.V.	San Martin Silver Mine	Mexico	100%	100%
First Majestic Del Toro, S.A. de C.V.	Del Toro Silver Mine	Mexico	100%	100%
La Guitarra Compañia Minera, S.A. de C.V.	La Guitarra Silver Mine	Mexico	100%	100%
Majestic Services, S.A. de C.V.	Service company	Mexico	100%	100%
Santa Elena Oro y Plata, S.A. de C.V.	Service company	Mexico	100%	100%
FM Metal Trading (Barbados) Ltd.	Metals trading company	Barbados	100%	100%
Silver Trading (Barbados) Ltd.	Metals trading company	Barbados	100%	100%
FMS Trading AG	Metals trading company	Switzerland	100%	100%

29. KEY MANAGEMENT COMPENSATION

	Year Ended December 31,
	2019	2018
Salaries, bonuses, fees and benefits
Independent members of the Board of Directors	$790	$702
Other members of key management	4,267	3,212
Share-based payments
Independent members of the Board of Directors	439	306
Other members of key management	2,975	2,587
	$8,471	$6,807

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2019 Annual Report	Page 54